

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP

August 6, 2008

Rodney M. Boucher
Chief Executive Officer
Microfield Group, Inc.
111 SW Columbia, Suite 480
Portland, Oregon 97201

> **RE: Microfield Group, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-152249**
> **Filed: July 10, 2008**

Dear Mr. Boucher:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we will not be able to declare this registration statement effective until all outstanding July 10, 2008 comments on your annual report on Form 10-K for the year ended December 29, 2007 are resolved.

Registration Statement Cover Page

2. Please reconcile the number of shares being registered stated in the Calculation of Registration Fee table and cover page of the prospectus, 22,227,009, with the number that you state are being registered in this offering in the Explanatory Note below the table. Ensure that the selling shareholder table shows the same number of shares as being offered as well.

The Offering, page 2

3. The number of shares being offered by selling stockholders underlying preferred shares and warrants appears to be different than the numbers on the prospectus cover page. Please revise.

Selling Stockholders, page 32

4. For any selling stockholders that are not public companies, please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

5. Please describe here or elsewhere in the prospectus how the selling shareholders received the shares they are offering for resale. We note your recent private placement, however it appears that at least some of the shares being offered might have been received in other transactions.

Description of Securities
Preferred Stock, page 35

6. Please reconcile the disclosure here and in the financial statements that there are no issued and outstanding preferred shares with the nature of this offering that involves the resale of shares issuable upon the conversion of preferred stock.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Jeffrey Fessler, Esq.
Sichenzia Ross Friedman Ference LLP